UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              SBS Interactive, Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78401R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Arthur Cohn
                                Gellertstrasse 18
                             4052 Basel, Switzerland
                                  41 61-3121242
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement constitutes Amendment No. 7 of the Report on Schedule 13D of Arthur Cohn originally filed June 10, 2004 as amended by Amendment No. 1 to
Schedule 13D of Arthur Cohn filed July 8, 2004, Amendment No. 2 to Schedule 13D of Arthur Cohn filed July 23, 2004, Amendment No. 3 to Schedule 13D of Arthur Cohn filed November 12, 2004, Amendment No. 4 to Schedule 13D of Arthur Cohn filed January 13, 2005, Amendment No. 5 to Schedule 13D of Arthur Cohn filed April 7, 2005 and Amendment No. 6 of the Report on Schedule 13D of Arthur Cohn filed July 1, 2005. The Report on Schedule 13D of Arthur Cohn as previously amended is hereby amended and supplemented to include the information set forth herein.

CUSIP No. 78401R 10 1
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Arthur Cohn

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Switzerland
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:        34,988,828 *
  NUMBER OF    -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   34,988,828 *
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    34,988,828 shares*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    67.5%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

* Includes: (i) 11,168,080 shares of currently outstanding Common Stock; (ii) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (iii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share; (iv) a loan currently convertible into: (A) 1,111,111 shares of Common Stock, (B) warrants to purchase 1,111,111 shares of Common Stock at a price of $1.00 per share, and
(C) warrants to purchase 1,111,111 shares of Common Stock at a price of $1.25 per share; (v) a loan currently convertible into: (A) 1,666,667 shares of Common Stock, (B) warrants to purchase 1,666,667 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 1,666,667 shares of Common Stock at a price of $1.25 per share; (vi) a loan currently convertible into: (A) 957,222 shares of Common Stock, and (B) warrants to purchase 957,222 shares of Common Stock at a price of $1.00 per share; (vii) a loan currently convertible into: (A) 1,844,444 shares of Common Stock, (B) warrants to purchase 1,844,444 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 1,844,444 shares of Common Stock at a price of $1.25 per share; (viii) a loan currently convertible into: (A) 844,445 shares of Common Stock, (B) warrants to purchase 844,445 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 844,445 shares of Common Stock at a price of $1.25 per share; and (ix) a loan currently convertible into: (A) 255,064 shares of Common Stock, (B) warrants to purchase 255,064 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 255,064 shares of Common Stock at a price of $1.25 per share. The number of shares in (iv) through (viii) reflects an adjustment as of January 31, 2006 due to the anti-dilution provisions contained in the respective promissory notes and warrants that occurred as a result of the issuance of the $22,955.76 Promissory Note at a conversion price of $0.09 per share.

** Percentage calculated on the basis of 51,848,324 shares of Common Stock issued and outstanding which includes: (i) 28,027,576 shares of Common Stock issued and outstanding as of July 19, 2005 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 as filed August 19, 2005; and (ii) 23,820,748 shares of Common Stock issuable to Arthur Cohn upon conversion of loans that are currently convertible into shares of Common Stock (including warrants that are immediately exercisable for shares of Common Stock that are issuable upon conversion of currently convertible loans) and warrants that are currently exercisable for shares of Common Stock.

     This Statement on Schedule 13D, as previously amended is hereby amended as set forth below in this Amendment No. 7. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D and previous amendments thereto.

Item 3.  Source and Amount of Funds or Other Consideration

     The disclosure set forth in Item 3 is amended to include the following:

     On January 31, 2006, Arthur Cohn received the right to acquire 255,064 shares of Common Stock and the right to acquire warrants to purchase 510,128 shares of Common Stock in connection with a loan to the Issuer and SBS Interactive, Inc., a Nevada corporation (the "Subsidiary") of $22,955.76 dated as of January 31, 2006 on the terms and conditions, including conversion rights, warrants and security interests, that were documented in the Master Loan Agreement, the $22,955.76 Secured Convertible Promissory Note dated as of January 31, 2006 executed by the Issuer and the Subsidiary attached hereto as Exhibit S, and the Pledge and Security Agreement. Arthur Cohn provided the funds for the $22,955.76 loan out of his personal funds.

Item 4.  Purpose of Transaction

     The disclosure set forth in Item 4 is amended to include the following:

     As of January 31, 2006, at the request of the Issuer due to its need for additional working capital, Arthur Cohn loaned the Issuer and the Subsidiary $22,955.76 on terms and conditions, including conversion rights, warrants and security interests, set forth in the Master Loan Agreement, the $22,955.76 Secured Convertible Promissory Note, attached hereto as Exhibit S, and the Pledge and Security Agreement. Under the terms of the Master Loan Agreement, the $22,955.76 Secured Convertible Promissory Note and the Pledge and Security Agreement, the amount outstanding is payable on demand and Arthur Cohn received the right to convert the aggregate amount outstanding on the loan into (A) shares of Common Stock at a conversion price of $0.09 per share, (B) a warrant to purchase 255,064 shares of Common Stock at an exercise price of $1.00, subject to adjustment under certain circumstances, and (C) a warrant to purchase 255,064 shares of Common Stock at an exercise price of $1.25, subject to adjustment under certain circumstances. As long as any loan obligations are outstanding under the Master Loan Agreement, previous secured convertible promissory notes under the Master Loan Agreement and the $22,955.76 Secured Convertible Promissory Note, Arthur Cohn will have the Consent Rights set forth in the Master Loan Agreement. The loan obligations under the Master Loan Agreement, including the $22,955.76 Secured Convertible Promissory Note, are secured by the assets of the Issuer and the Subsidiary on the terms and conditions set forth in the Master Loan Agreement, the secured convertible promissory notes issued under the Master Loan Agreement, including the $22,955.76 Secured Convertible Promissory Note, and the Pledge and Security Agreement. The shares of Common Stock to be issued upon conversion of the $22,955.76 Secured Convertible Promissory Note, conversion of the previous secured convertible promissory notes issued under the Master Loan Agreement and upon exercise of the warrants to be issued upon conversion of the $22,955.76 Secured Convertible Promissory Note and the previous secured convertible promissory notes issued under the Master Loan Agreement are subject to certain registration rights.

     The loan and purchase described above were made for investment purposes and not with the intent of changing control of the Issuer. Notwithstanding his intent, as holder of the shares of currently outstanding Common Stock described in this Report, Arthur Cohn may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors. Also, Arthur Cohn acknowledges that in the event of the issuance of shares of Common Stock to Arthur Cohn upon exercise of the Warrant and/or conversion of the currently outstanding and secured convertible promissory notes issued pursuant to the Master Loan Agreement and the exercise of warrants issuable upon such conversions, as described in this Report, his influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors, would be likely to increase.

Item 5. Interest in Securities of the Issuer

     The disclosure set forth in Item 5(a) and Item 5(b) is amended and restated in its entirety as follows:

(a) Arthur Cohn beneficially owns 34,988,828 shares of Common Stock or 67.5% of the issued and outstanding shares of Common Stock calculated on the basis of 51,848,324 shares of Common Stock issued and outstanding which includes:
     (i) 28,027,576 shares of Common Stock issued and outstanding as of July 19, 2005 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 as filed August 19, 2005; and (ii) 23,820,748 shares of Common Stock issuable to Arthur Cohn upon conversion of loans that are currently convertible into shares of Common Stock (including warrants that are immediately exercisable for shares of Common Stock that are issuable upon conversion of currently convertible loans) and warrants that are currently exercisable for shares of Common Stock. The shares of Common Stock beneficially owned by Arthur Cohn include: (i) 11,168,080 shares of currently outstanding Common Stock; (ii) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (iii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share; (iv) a loan currently convertible into: (A) 1,111,111 shares of Common Stock, (B) warrants to purchase 1,111,111 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 1,111,111 shares of Common Stock at a price of $1.25 per share; (v) a loan currently convertible into: (A) 1,666,667 shares of Common Stock, (B) warrants to purchase 1,666,667 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 1,666,667 shares of Common Stock at a price of $1.25 per share; (vi) a loan currently convertible into: (A) 957,222 shares of Common Stock, and (B) warrants to purchase 957,222 shares of Common Stock at a price of $1.00 per share;
     (vii) a loan currently convertible into: (A) 1,844,444 shares of Common Stock, (B) warrants to purchase 1,844,444 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 1,844,444 shares of Common Stock at a price of $1.25 per share; (viii) a loan currently convertible into: (A) 844,445 shares of Common Stock, (B) warrants to purchase 844,445 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 844,445 shares of Common Stock at a price of $1.25 per share; and
     (ix) a loan currently convertible into: (A) 255,064 shares of Common Stock,
     (B) warrants to purchase 255,064 shares of Common Stock at a price of $1.00 per share, and (C) warrants to purchase 255,064 shares of Common Stock at a price of $1.25 per share. The number of shares in (iv) through (viii) reflects an adjustment as of January 31, 2006 due to the anti-dilution provisions contained in the respective promissory notes and warrants that occurred as a result of the issuance of the $22,955.76 Promissory Note at a conversion price of $0.09 per share.

(b) Arthur Cohn has sole voting and dispositive power with respect to 34,988,828 shares of Common Stock which number includes 23,820,748 shares of Common Stock issuable to Arthur Cohn upon the exercise of the Warrant, conversion of loans and the exercise of warrants issuable upon conversion of loans that are not currently eligible to vote.

     The disclosure set forth in Item 5(c) is amended by adding the following:

     The following transactions in the Common Stock were effected by Arthur Cohn during the period commencing 60 days prior to January 31, 2006 through the date of this filing:

                  Increase in
                  Number of
                  Shares
                  Beneficially      Price
Date              Owned             Per Share        Notes
----------------------------------------------------------

1/31/2006         765,192             N/A            (1)


     (1) As of January 31, 2006, at the request of the Issuer and due to the Issuer's need for additional working capital, Arthur Cohn loaned $22,955.76 to the Issuer on the terms and conditions set forth in the Master Loan Agreement, the $22,955.76 Secured Convertible Promissory Note, attached hereto as Exhibit S and the Pledge and Security Agreement including the right to convert the $22,955.76 loan into shares of Common Stock at a conversion price of $0.09 per share, warrants to purchase 255,064 shares of Common Stock at a price of $1.00 per share, and warrants to purchase 255,064 shares of Common Stock at a price of $1.25 per share, subject to adjustment under certain circumstances. The loan under the $22,955.76 Secured Convertible Promissory Note bears interest at the rate of 6% per annum, is due on demand, is secured by the assets of the Issuer and the Subsidiary, contains certain anti-dilution provisions in the event of certain Common Stock issuances or other transactions by the Issuer and provides for certain registration rights in favor of Arthur Cohn.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The disclosure set forth in Item 6 is amended and restated in its entirety as follows:

     Except as set forth above in Items 4 and 5(c) (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Arthur Cohn and any other person with respect to the Common Stock.

     Arthur Cohn is aware that his son, Marcus Cohn, beneficially owns shares of Common Stock for which he has filed a Schedule 13D, as amended, with the Securities and Exchange Commission. Arthur Cohn expressly disclaims that Arthur Cohn and Marcus Cohn comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Arthur Cohn expressly disclaims beneficial ownership of shares of Common Stock beneficially owned by Marcus Cohn.


Item 7. Material to Be Filed as Exhibits

     The exhibit list set forth in Item 7 is amended by adding the following:

     Exhibit S     $22,955.76 Secured Convertible Promissory Note dated as of
                   January 31, 2006

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 2, 2006                 /s/ ARTHUR COHN
                                        ---------------
                                        Arthur Cohn

                                                                       EXHIBIT S
                                                                       ---------


                                                               EXECUTION VERSION


NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.


                                          Original Issue Date:  January 31, 2006
                                          Original Principal Amount:  $22,955.76


                       SECURED CONVERTIBLE PROMISSORY NOTE

     THIS SECURED CONVERTIBLE PROMISSORY NOTE is made by each of SBS INTERACTIVE, CO., a Florida corporation (the "Company"), and SBS INTERACTIVE, INC., a Nevada corporation (the "Subsidiary;" each of the Company and the Subsidiary is referred to herein as a "Borrower," and collectively as the "Borrowers"), jointly and severally (the "Note").

                              PRELIMINARY STATEMENT
                              ---------------------

     WHEREAS, reference is hereby made to (i) that certain Master Loan Agreement dated as of July 22, 2004 (the "Loan Agreement"), by and among the Borrowers and Arthur Cohn ("Cohn"), and (ii) that certain Pledge and Security Agreement, dated as of July 22, 2004, by and among the Borrowers and Cohn (the "Security Agreement");

     WHEREAS, the Company and the Subsidiary have requested that Cohn provide financing to the Company and the Subsidiary and Cohn is willing to provide financing to the Company and the Subsidiary on the terms and conditions set forth in this Note, the Loan Agreement and the Security Agreement;

     WHEREAS, pursuant to the Loan Agreement, Cohn has certain consent rights set forth in negative covenants with respect to certain financing transactions involving the Company and the Subsidiary;

     WHEREAS, Cohn has provided consent to the Company and the Subsidiary to enter into financing transactions with one or more third-parties on substantially the terms and conditions of this Note, the Loan Agreement and the Security Agreement in lieu of entering into a financing transaction with Cohn;

     WHEREAS, in reliance on such consent, the Company and the Subsidiary have explored other financing opportunities with third-parties to raise capital; have determined that no financing is available from any third-party on terms and conditions substantially equivalent to, or more favorable to the Company and the Subsidiary than, the terms and conditions of the Note, the Loan Agreement and the Security Agreement; and have determined that it is in the best interests of the Company and the Subsidiary to enter into this Note with Cohn;

     WHEREAS, the loan evidenced by this Note is a "Future Loan," and this Note is a "Future Loan Note" and, therefore, a "Financing Document" as such terms are defined in the Loan Agreement.

                                    AGREEMENT
                                    ---------

     FOR VALUE RECEIVED, the Borrowers, jointly and severally, promise to pay to the order of Cohn or his assigns (the "Holder"), the principal sum of Twenty-Two Thousand Nine Hundred Fifty-Five and 76/100 Dollars ($22,955.76) (the "Principal Amount") on the "Maturity Date" (as defined herein), and to pay interest to the Holder on the aggregate outstanding Principal Amount at the rate of six percent 6% per annum, payable on the Maturity Date, in cash (in lawful currency of the United States of America), subject to the right of the Holder to convert the Principal Amount and all accrued but unpaid interest thereon into shares of the Company's "Common Stock" (as defined herein) in accordance with Section 4 hereof. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the Principal Amount, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made. Interest shall cease to accrue on the "Conversion Date" (as defined herein) with respect to any Principal Amount and accrued but unpaid interest thereon converted, provided that the Company in fact delivers the "Underlying Shares" (as defined herein) within the time period required by Section 4(c)(i). All overdue Principal Amount and/or accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of fifteen percent (15%) per annum, or such lower maximum amount of interest permitted to be charged under applicable law (the "Late Fee") which will accrue daily, from the date such payment is due hereunder through and including the date of payment. For purposes hereof, the "Maturity Date" shall mean the effective date (in accordance with Section 5 hereof) of any written demand by the Holder, from time to time, for payment hereunder.

     The Borrowers may not prepay any portion of the Principal Amount or accrued but unpaid interest thereon without the prior written consent of the Holder.

     This Note is subject to the following additional provisions:

     Section 1. Exchange. This Note is exchangeable for an equal aggregate Principal Amount of Notes of different authorized denominations, as requested by the Holder surrendering the same and subject to compliance with applicable laws. No service charge will be made for such registration of transfer or exchange.

     Section 2. Transfer. This Note may be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Borrowers for transfer of this Note, the Borrowers and any agent of the Borrowers may treat the Person in whose name this
Note is duly registered on the records of the Borrowers as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Borrowers nor any such agent thereof shall be affected by notice to the contrary.

     Section 3.  Security; Events of Default; Remedies; Waivers.

         (a) The Loan Obligations are secured in accordance with the terms and conditions set forth in the Security Agreement.

         (b) Upon the occurrence of any Event of Default, the Holder shall have all of the rights, powers and remedies set forth in the Loan Agreement and/or Security Agreement.

         (c) Each Borrower waives presentment, demand for payment, protest, notice of demand, dishonor and nonpayment, notice of protest and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note.

     Section 4.  Conversion.

         (a) (i) At any time after the Original Issue Date, the outstanding Principal Amount and all accrued but unpaid interest thereon shall be convertible, at the option of the Holder, in whole or in part at any time and from time to time, into (i) shares of Common Stock and (ii) warrants to purchase up to Five Hundred Ten Thousand One Hundred Twenty-Eight (510,128) shares of Common Stock (the "Target Warrant Shares"), in the latter case, on the terms and conditions set forth in the form of Common Stock Purchase Warrant attached hereto as Exhibit A (collectively, the "Warrants"); provided, that the Target Warrant Shares shall be (x) subject to adjustment prior to the "Conversion Date" (as defined herein) to reflect any and all adjustments to the "Set Price" (as defined herein, and in accordance with Section 4(d) hereof) so that the number of Target Warrant Shares (subject to clauses (y) and (z) hereof) is equal to the product of (A) two, multiplied by (B) the number of "Underlying Shares" (as defined herein), (y) subject to adjustment prior to the Conversion Date in the same manner as the shares purchasable under the Warrants are subject to adjustment from and after the Conversion Date, and (z) pro-rated, from time to time, in the event the Holder converts part but not all of the outstanding Principal Amount and accrued but unpaid interest thereon; provided, further, that in the event of any adjustment to the number of Target Warrant Shares hereunder, the "Exercise Price" (as defined in the Warrants) with respect to fifty percent (50%) of such Target Warrant Shares (as so adjusted) shall be the amount set forth in clause (i) of the definition of Exercise Price in the Warrants, and the Exercise Price with respect to the remaining fifty percent (50%) of such Target Warrant Shares (as so adjusted) shall be the amount set forth in clause (ii) of such definition of Exercise Price.

              (ii) The Holder shall effect conversions by delivering to the Company written notice (a "Notice of Conversion"), specifying therein the Principal Amount and accrued but unpaid interest thereon to be converted and the date on which such conversion is to be effected (a "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is provided hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender the Note to the Company unless the entire Principal Amount of the Note plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding Principal Amount and accrued but unpaid interest thereon in an amount equal to the amount so converted. The Holder and the Company shall maintain records showing the Principal Amount and accrued but unpaid interest thereon converted and the date of such conversions. The Company shall deliver any objection to any Notice of Conversion within one Business Day after receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. Each Holder, by acceptance of this Note, acknowledges and agrees that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted Principal Amount of this Note may be less than the Original Principal Amount stated on the face hereof.

         (b) At any time, the number of shares of Common Stock issuable upon conversion (the "Underlying Shares") shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount and accrued but unpaid interest thereon to be converted by (y) the "Set Price" (as defined herein).

         (c) (i) Not later than three Trading Days after any Conversion Date, the Company shall deliver to the Holder a certificate or certificates representing the Underlying Shares (which shall be free of restrictive legends and trading restrictions) being acquired upon such conversion and the Warrants, duly executed. The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If, in the case of any Notice of Conversion, such certificate or certificates and the Warrants are not delivered to, or as directed by, the Holder by the third Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion.

              (ii) If the Company fails for any reason to deliver to the Holder such certificate or certificates or the Warrants pursuant to Section 4(c)(i) by the third Trading Day after the Conversion Date, the Company shall pay to such Holder, in Common Stock at the then Set Price, as liquidated damages and not as a penalty, for each $1,000 of Principal Amount and accrued but unpaid interest thereon being converted, $50 per Trading Day (increasing to $100 per Trading Day after three Trading Days after such damages begin to accrue) for each Trading Day after such third Trading Day until such certificates are delivered. In the event a Holder shall elect to convert any or all of the outstanding Principal Amount and accrued but unpaid interest thereon, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the Principal Amount of the Note outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of an injunction precluding the same, the Company shall issue the Underlying Shares and the Warrants upon a properly noticed conversion. Nothing herein shall limit Holder's right to pursue actual damages or declare an Event of Default pursuant to the Loan Agreement for the Company's failure to deliver the Underlying Shares or the Warrants within the period specified herein, and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

              (iii) In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(c)(i) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Common Stock at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a
Note in Principal Amount equal to the Principal Amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(c)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of the Note with respect to which the actual sale price of the Underlying Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(c)(ii) in respect of the certificates resulting in such Buy-In.

         (d) (i) The conversion price in effect on any Conversion Date shall be equal to Nine Cents ($0.09) per share of Common Stock, subject to adjustment herein (the "Set Price").

              (ii) If the Company, at any time while the Note is outstanding:
(A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Note, including interest thereon), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

              (iii) If the Company, at any time while the Note is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or securities exercisable, convertible into or exchangeable for Common Stock (the "Common Stock Equivalents"), at an effective price per share less than the then Set Price ("Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price), then the Set Price shall be reduced to equal the effective conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the third Business Day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or the applicable reset price, exchange price, conversion price and other pricing terms.

              (iv) All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 4, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) outstanding on a fully diluted basis.

              (v) Whenever the Set Price is adjusted hereunder, the Company shall promptly mail to each Holder a notice setting forth the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

              (vi) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock the rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Notes, and shall cause to be mailed to the Holder at its last addresses as it shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or
(y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.

              (vii) If, at any time while this Note is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Set Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Set Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new Note consistent with the foregoing provisions and evidencing the Holder's right to convert such Note into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (d) and insuring that this Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

         (e) Upon a conversion hereunder, the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the fair market value at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

         (f) The issuance of certificates for shares of the Common Stock on conversion of the Note shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Note so converted, and the Company shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     Section 5. Notices. Any and all notices or other communications or deliveries to be provided hereunder shall be given in the manner set forth in, and shall be effective as provided in, the Loan Agreement.

     Section 6. Definitions. For purposes hereof, in addition to the terms defined elsewhere in this Note: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Loan Agreement, and (b) the following terms shall have the following meanings:

     "Common Stock" means the common stock, $0.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

     "Original Issue Date" shall mean the date of the first issuance of the Note set forth herein regardless of the number of transfers of the Note and regardless of the number of instruments which may be issued to evidence such Note.

     "Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

     "Trading Day" means a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not so quoted, then Trading Day shall mean a Business Day.

     Section 7. No Alteration. No provision of this Note shall alter or impair the obligation of the Borrowers, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Borrowers.

     Section 8. Replacement. If this Note shall be mutilated, lost, stolen or destroyed, the Borrowers shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the Principal Amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Borrowers.

     Section 9. Waiver. Any waiver by the Borrowers or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Borrowers or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

     Section 10. Miscellaneous. If a court of competent jurisdiction shall find that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. Each Borrower covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Borrowers from paying all or any portion of the Principal Amount or interest on the Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the other covenants or the performance of the Financing Documents, and each Borrower (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of ever such power as though no such law has been enacted.

     Section 11. Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

     Section 12. Preliminary Statement. The Preliminary Statement of this Note is hereby incorporated by reference into the body of this Note and hereby becomes an integral part of this Note.

     Section 13. Registration Rights.

         (a) Upon receipt of a written request from the Holder, the Company shall prepare and file with the Securities and Exchange Commission (the "Commission") a "shelf" registration statement covering the resale of shares of Common Stock purchased, or to be purchased, upon conversion of this Note (collectively, the "Registrable Securities") for an offering to be made on a continuous basis pursuant to Rule 415. Subject to the terms of this Agreement, the Company shall use its best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act") as promptly as possible after the filing thereof, but in any event prior to that date which is four months following the date of the written request of the Holder, and shall use its best efforts to keep such registration statement continuously effective under the Securities Act until the date which is two years after the date that such registration statement is declared effective by the Commission or such earlier date when the Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the Holder (the "Effectiveness Period").

         (b) If the Company proposes to register (including for this purpose a registration effected by the Company for shares held by holders of shares of Common Stock other than the Holder) securities under the Securities Act on Form S-1, S-3 or SB-2 (or any replacement or successor forms), the Company shall cause to be included in such registration statement and use reasonable efforts to be registered under the Securities Act all the Registrable Securities that the Holder shall request to be registered; provided, however, that such right of inclusion shall not apply to any registration statement covering an underwritten offering unless the underwriter or its agent agrees in writing to the inclusion of the Registrable Securities. The Company shall have the absolute right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 13(b) without any obligation or liability to the Holder.

         (c) All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the registration statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the OTCBB (or any securities exchange or market upon which the Common Stock is then listed), and (B) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdiction as requested by the Holder), (ii) printing expenses (including, without limitation, expenses of printing certificates for the Registrable Securities and of printing prospectuses requested by the Holder),
(iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and up to $5,000 in fees of counsel for the Holder for review of the registration statement, including the prospectus, and any pre-effective amendments thereto and for the preparation and filing of required forms under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and (v) fees and expenses of all other persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with its obligations under this Section 13 (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the OTCBB (or any securities exchange or market upon which the Common Stock is then listed). In no event shall the Company be responsible for any broker or similar commissions or any legal fees (other than those set forth in subparagraph (iv) above) or other costs of the Holder.

         (d) In connection with the Company's registration obligations hereunder, the Company shall:

               (i) (A) Prepare and file with the Commission such amendments, including post-effective amendments, to the registration statement and the prospectus used in connection therewith as may be necessary to keep the registration statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional registration statements in order to register for resale under the Securities Act all of the Registrable Securities; (B) cause any related prospectus to be amended or supplemented by any required prospectus supplement and as so supplemented or amended to be filed pursuant to Rule 424; (C) respond as promptly as reasonably possible, and in any event within 20 trading days, to any comments received from the Commission with respect to a registration statement or any amendment thereto; and (D) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the registration statement during the applicable period in accordance with the intended methods of disposition by the Holder set forth in such registration statement as so amended or in such prospectus as so supplemented.


               (ii) Notify the Holder (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made) as promptly as reasonably possible: (A)(1) when a prospectus or any prospectus supplement or post-effective amendment to a registration statement is proposed to be filed; (2) when the Commission notifies the Company whether there will be a "review" of such registration statement and whenever the Commission comments in writing on such registration statement (the Company shall provide true and complete copies thereof and all written responses thereto to the Holder); and (3) with respect to the registration statement or any post-effective amendment, when the same has become effective; (B) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the registration statement or prospectus or for additional information;
          (C) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; (E) of the occurrence of any event or passage of time that makes the financial statements included in a registration statement ineligible for inclusion therein or any statement made in a registration statement or prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a registration statement, prospectus or other document so that, in the case of a registration statement or the prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (F) the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interests of the Company to allow continued availability of the registration statement or prospectus; provided, however, that any and all of such information shall remain confidential to the Holder until such information otherwise becomes public, unless disclosure by the Holder is required by law.

               (iii) Promptly deliver to the Holder, without charge, as many copies of the prospectus or prospectuses (including each form of prospectus) and each amendment or supplement thereto as the Holder may reasonably request. Subject to the terms of this Agreement, the Company hereby consents to the use of such prospectus and each amendment or supplement thereto by the Holder in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto.

               (iv) Use commercially reasonable efforts to register or qualify the resale of such Registrable Securities as required under applicable securities or Blue Sky laws of each State within the United States as the Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

               (v) Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be delivered to a transferee pursuant to a registration statement, which certificates shall be free of all restrictive legends (to the extent allowed by law), and to enable such Registrable Securities to be in such denominations and registered in such names as the Holder may request.

               (vi) Upon the occurrence of any event contemplated by Section 13(d)(ii)(B)-(F), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to a registration statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a registration statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holder in accordance with Section 13(d)(ii)(B)-(F) above to suspend the use of any prospectus until the requisite changes to such prospectus have been made, or the Company otherwise notifies the Holder of its election to suspend the availability of a registration statement and prospectus pursuant to clause (F) of Section 13(d)(ii), then the Holder shall suspend use of such prospectus. The Company will use its best efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable, except that in the case of suspension of the availability of a registration statement and prospectus pursuant to clause (F) of Section 13(d)(ii), the Company shall not be required to take such action until such time as it shall determine that the continued availability of the registration statement and prospectus is no longer not in the best interests of the Company.

               (vii) Comply with all applicable rules and regulations of the Commission.

               (viii) Use its reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (A) any order suspending the effectiveness of a registration statement, or (B) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

               (ix) if requested by the Commission, require the Holder to furnish to the Company a statement as to the number of shares of Common Stock beneficially owned by the Holder and the controlling person thereof.

     Section 14.  Indemnifications Relating to Registration.

         (a) The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Holder, the officers, directors, agents and employees of the Holder, each person who controls the Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange
Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a registration statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions or alleged untrue statements or omissions are based upon information regarding the Holder furnished in writing to the Company by the Holder expressly for use therein, or to the extent that such information relates to the Holder or the Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Holder expressly for use in a registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 13(d)(ii)(B)-(D), the use by the Holder of an outdated or defective prospectus after the Company has notified the Holder in writing that the prospectus is outdated or defective and prior to the receipt by the Holder of a writing by the Company that the use of the applicable prospectus may be resumed. The Company shall notify the Holder promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

         (b) The Holder shall indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the

Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review) arising out of or based upon any untrue statement of a material fact contained in any registration statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon: (i) the Holder's failure to comply with the prospectus delivery requirements of the Securities Act or
(ii) any untrue statement or omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent, such untrue statement or omission is contained in any information so furnished in writing by the Holder to the Company specifically for inclusion in such registration statement or such prospectus or to the extent that (1) such information relates to the Holder or the Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Holder expressly for use in the registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 13(d)(ii)(B)-(D), the use by the Holder of an outdated or defective prospectus after the Company has notified the Holder in writing that the prospectus is outdated or defective and prior to the receipt by the Holder of a writing by the Company that the use of the applicable prospectus may be resumed.

         (c) If any proceeding shall be brought or asserted against any person entitled to indemnity hereunder (an "Indemnified Party"), the Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, however, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have prejudiced the Indemnifying Party.

         An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to the Indemnified Party in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised by counsel that a material conflict of interest is likely to exist if the same counsel were to represent the Indemnified Party and the Indemnifying Party (in which case, if the Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the expense of one such counsel for the Indemnified Party shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding.

         Subject to the terms of this Agreement, all fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 14) shall be paid to the Indemnified Party, as incurred, within ten trading days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, however, that the Indemnifying Party may require the Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that the Indemnified Party is not entitled to indemnification hereunder).

         (d) If a claim for indemnification under Section 14(a) or 14(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, the Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 14(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 14 was available to such party in accordance with its terms.


                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each Borrower has caused this Secured Convertible Promissory Note to be executed by its duly authorized officer, as of the Original Issue Date.


WITNESS                                     BORROWERS:
                                            ---------

                                            SBS INTERACTIVE CO.


                                            By:  /s/ Steven S. Cady
--------------------------------               ---------------------------------
                                               Name:  Steven S. Cady
                                               Title: President


                                            SBS INTERACTIVE, INC.


                                            By:  /s/ Todd E. Gotlieb
--------------------------------               ---------------------------------
                                               Name:  Todd E. Gotlieb
                                               Title: President










             [Signature Page to Secured Convertible Promissory Note]





























17